EXHIBIT 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2012

(Unaudited)

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
(millions of US$)	2012	2011

Assets
Current
Cash and cash equivalents (note 20)	683	474
Accounts receivable	1,357	1,550
Risk management (note 15)	23	42
Inventories	151	164
Prepaid expenses	46	24
Assets held for sale (note 4)	31	-
	2,291	2,254

Other assets (note 7)	110	101
Investments	374	395
Risk management (note 15)	26	24
Goodwill (note 6)	1,310	1,317
Property, plant and equipment (note 8)	15,516	15,909
Exploration and evaluation assets (note 8)	3,596	3,954
Deferred tax assets	843	272
	21,775	21,972
Total assets	24,066	24,226

Liabilities
Current
Bank indebtedness	14	60
Accounts payable and accrued liabilities	2,458	2,622
Income and other taxes payable	360	371
Current portion of long-term debt (note 12)	324	410
Liabilities associated with assets held for sale (note 4)	31	-
	3,187	3,463

Decommissioning liabilities (note 10)	2,929	2,982
Other long-term obligations (note 13)	348	346
Long-term debt (note 12)	4,422	4,485
Deferred tax liabilities	2,826	2,932
	10,525	10,745

Contingencies and commitments (note 16)
Subsequent event (note 21)

Shareholders' equity

Common shares (note 14)	1,642	1,561
Preferred shares (note 14)	191	191
Contributed surplus	102	186
Retained earnings	7,631	7,292
Accumulated other comprehensive income	788	788
	10,354	10,018
Total liabilities and shareholders' equity	24,066	24,226

See accompanying notes.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of US$)	2012	2011	2012	2011

Revenue
Sales	1,850	2,216	3,939	4,188
Other income	19	18	45	46
Total revenue and other income	1,869	2,234	3,984	4,234

Expenses
Operating	642	555	1,219	1,007
Transportation	58	52	117	108
General and administrative	131	108	252	206
Depreciation, depletion and amortization	572	479	1,175	948
Impairment (note 9)	73	-	1,126	102
Dry hole	65	36	125	140
Exploration	91	136	147	248
Finance costs (note 11)	68	60	139	136
Share-based payments recovery (note 14)	(31)	(176)	(72)	(60)
(Gain) loss on held-for-trading financial instruments (note 15)	(35)	(68)	12	251
Gain on asset disposals (note 4)	(254)	(122)	(759)	(214)
Other, net (note 17)	(43)	23	34	81
Total expenses	1,337	1,083	3,515	2,953
Income before taxes	532	1,151	469	1,281
Taxes (note 18)
Current income tax	218	436	651	879
Deferred income tax (recovery)	118	17	(669)	30
	336	453	(18)	909
Net income	196	698	487	372

Per common share (US$):
Net income	0.19	0.68	0.48	0.36
Diluted net income	0.14	0.50	0.38	0.26
Weighted average number of common shares outstanding (millions)
Basic	1,026	1,025	1,025	1,024
Diluted	1,033	1,044	1,032	1,047

See accompanying notes.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended June 30		Six months ended June 30
(millions of US$)	2012	2011	2012	2011

Net income	196	698	487	372

Actuarial gains (losses) relating to pension and other post-retirement benefits1	(7)	(9)	(5)	3

Other comprehensive income (loss)	(7)	(9)	(5)	3
Comprehensive income	189	689	482	375
1.	Three and six months ended June 30, 2012 net of tax of $8 million and $6 million respectively (2011 - $3 million and $8 million respectively).

See accompanying notes.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of US$)	2012	2011	2012	2011

Common shares
Balance at beginning of period	1,650	1,594	1,561	1,480
Issued on exercise of stock options	1	40	6	172
Shares purchased and held in trust for PSU plans (note 14)	(9)	(24)	(13)	(42)
Shares released from trust for long-term PSU plan (note 14)	-	-	88	-
Balance at end of period	1,642	1,610	1,642	1,610

Preferred Shares
Balance at beginning and end of period	191	-	191	-

Contributed surplus
Balance at beginning of period	87	133	186	108
Settlement of 2009 long-term PSU plan grant	-	-	(88)	-
Share-based payments	15	21	4	46
Balance at end of period	102	154	102	154

Retained earnings
Balance at beginning of period	7,582	6,505	7,292	6,819
Net income	196	698	487	372
Preferred share dividends	(2)	-	(5)	-
Common share dividends	(138)	(138)	(138)	(138)
Actuarial gains (losses) transferred to retained earnings	(7)	(9)	(5)	3
Balance at end of period	7,631	7,056	7,631	7,056

Accumulated other comprehensive income
Balance at beginning of period	788	788	788	788
Other comprehensive income (loss)	(7)	(9)	(5)	3
Actuarial losses (gains) transferred to retained earnings	7	9	5	(3)
Balance at end of period	788	788	788	788

See accompanying notes.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of US$)	2012	2011	2012	2011

Operating activities
Net income	196	698	487	372
Add: Finance costs (cash and non-cash) (note 11)	68	60	139	136
Items not involving cash (note 19)	487	44	951	1,050
	751	802	1,577	1,558
Changes in non-cash working capital	58	94	212	221
Cash provided by operating activities	809	896	1,789	1,779

Investing activities
Capital expenditures
Exploration, development and other	(936)	(997)	(1,947)	(1,907)
Corporate acquisitions, net of cash acquired	-	19	-	(156)
Property acquisitions	-	(542)	(2)	(573)
Proceeds of resource property dispositions (note 4)	437	290	939	539
Acquisition deposit	-	-	-	18
Investments	(1)	-	(4)	54
Changes in non-cash working capital	(212)	53	(142)	(87)
Cash used in investing activities	(712)	(1,177)	(1,156)	(2,112)

Financing activities
Long-term debt repaid (note 12)	(562)	(2)	(991)	(310)
Long-term debt issued (note 12)	583	-	841	-
Common shares issued	1	35	3	114
Common shares purchased	(9)	(24)	(13)	(42)
Finance costs (cash)	(46)	(41)	(95)	(98)
Deferred credits and other	16	(17)	9	(20)
Common share dividend	(138)	(138)	(138)	(138)
Preferred share dividend	(2)	-	(5)	-
Changes in non-cash working capital	2	-	9	(1)
Cash used in financing activities	(155)	(187)	(380)	(495)
Effect of translation on foreign currency cash and cash equivalents	(5)	7	2	33
Net increase (decrease) in cash and cash equivalents	(63)	(461)	255	(795)
Cash and cash equivalents net of bank indebtedness, beginning of period	732	1,319	414	1,653
Cash and cash equivalents net of bank indebtedness, end of period	669	858	669	858

Cash and cash equivalents (note 20)	683	860	683	860
Bank indebtedness	(14)	(2)	(14)	(2)
Cash and cash equivalents net of bank indebtedness, end of period	669	858	669	858

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)
(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION

Talisman Energy Inc. (‘Talisman’ or ‘the Company’) is a public company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada, with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ‘TLM’. The registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three and six month periods ended June 30, 2012 were approved by the Audit Committee on July 30, 2012.

2. BASIS OF PREPARATION

These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to Annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2011 and the notes thereto included in Talisman’s 2011 Annual Report.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the Consolidated Statement of Income.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Accounting Policies Used

The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2011 Annual Consolidated Financial Statements.

b) Accounting Pronouncements Not Yet Adopted

The Company continues to assess the impact of adopting the pronouncements from the IASB as described in the 2011 Annual Consolidated Financial Statements.

4. ASSETS SOLD AND HELD FOR SALE

Assets Held for Sale

At June 30, 2012, Talisman classified an exploration property as held for sale in the North Sea.  The assets and liabilities of the property held for sale have been classified separately on the Consolidated Balance Sheet and are comprised of deferred tax assets of $1 million, exploration and evaluation assets of $30 million and accounts payable and accrued liabilities of $31 million.

Sale of Assets in Western Canada

In June 2012, Talisman completed sales of oil and gas producing assets in western Canada for proceeds of $437 million, resulting in a gain of $187 million, net of tax of $67 million.

Sale of Non-Core Coal Assets

In March 2012, Talisman sold non-core coal assets in northern British Columbia for cash consideration of $496 million after transaction costs.  The carrying value of these assets was $nil and a gain of $372 million was recorded, net of tax of $124 million.

Sale of Farrell Creek interests to Sasol Limited (Sasol)

In March 2011, Talisman created a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman’s Montney shale play in British Columbia.  Talisman sold 50% of its working interests in the Farrell Creek assets for total consideration of approximately $1 billion, comprising $238 million in cash and approximately $800 million of certain future development costs.  The transaction resulted in a pre-tax gain of $89 million, which is included in ‘Gain on asset disposals’ on the Consolidated Statement of Income.

Sale of Cypress A Interests to Sasol

In June 2011, Talisman completed an additional transaction with Sasol to develop the Cypress A assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Cypress A assets for approximately $1.1 billion, comprising $257 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $113 million, which is included in 'Gain on asset disposals' on the Consolidated Statement of Income.

5. JOINTLY CONTROLLED ENTITIES

Talisman accounts for jointly controlled entities using proportionate consolidation.  Summarized financial information for the Company’s share in jointly controlled entities, comprising Equión Energía Limited and Talisman Sasol Montney Partnership, is as follows:

	June 30, 2012	December 31, 2011
Current assets	303	367
Non-current assets	1,674	1,740
Total assets	1,977	2,107
Current liabilities	276	287
Non-current liabilities	233	260
Total liabilities	509	547

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Total revenue and other income	123	77	248	132
Total expenses (including income taxes)	(85)	(51)	(170)	(82)
Net income	38	26	78	50

6. GOODWILL

Changes in the carrying amount of the Company’s goodwill are as follows:

	Six months ended June 30, 2012	Year ended December 31, 2011
Balance, beginning of period	1,317	1,164
Acquisitions	-	162
Disposals	(7)	(9)
Balance, end of period	1,310	1,317

Goodwill has no tax basis.

7. OTHER ASSETS

	June 30, 2012	December 31, 2011
Accrued pension asset	2	1
Decommissioning sinking fund	42	38
Indemnification asset	52	52
Other	14	10
Total	110	101

8. OIL AND GAS ASSETS

The cost and accumulated depreciation, depletion and amortization (DD&A) of the Company’s property, plant and equipment (PP&E), including corporate assets, and exploration and evaluation (E&E) assets are as follows:

	PP&E	E&E Assets	Total

Cost
At December 31, 2010	25,217	3,758	28,975

Acquisitions through business combinations	559	-	559
Other additions	3,491	1,527	5,018
Disposals and derecognition	(384)	(192)	(576)
Transfers from E&E Assets to PP&E	654	(654)	-
Change in decommissioning liabilities	363	-	363
Expensed to dry hole	-	(241)	(241)

At December 31, 2011	29,900	4,198	34,098

Additions	1,677	290	1,967
Disposals and derecognition	(640)	(80)	(720)
Transfers from E&E Assets to PP&E	413	(413)	-
Change in decommissioning liabilities	(50)	-	(50)
Expensed to dry hole	-	(125)	(125)
Reclassified to assets held for sale	-	(30)	(30)

At June 30, 2012	31,300	3,840	35,140

Accumulated DD&A
At December 31, 2010	11,951	316	12,267

Charge for the year	1,949	-	1,949
Disposals and derecognition	(88)	(119)	(207)
Impairment losses	313	47	360
Impairment reversal	(134)	-	(134)

At December 31, 2011	13,991	244	14,235

Charge for the period	1,173	-	1,173
Disposals and derecognition	(433)	(73)	(506)
Impairment losses	1,053	73	1,126

At June 30, 2012	15,784	244	16,028

Net book value
At June 30, 2012	15,516	3,596	19,112
At December 31, 2011	15,909	3,954	19,863
At December 31, 2010	13,266	3,442	16,708

9. IMPAIRMENT

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Impairment
Exploration and evaluation assets	73	-	73	47
Property, plant and equipment	-	-	1,053	55
	73	-	1,126	102

During the three month period ended June 30, 2012, the Company recorded $73 million of impairment related to exploration acreage being relinquished in the Kurdistan Region of northern Iraq.

The Yme project in Norway has experienced significant delays and cost overruns and is subject to arbitration with the platform contractor.  With respect to the three month period ended March 31, 2012, the Company considered internal and external engineering studies of the Yme facility and updated estimates of project costs and completion dates.  The engineering studies indicated that considerable work remains to be completed in order for the facility to comply with Norwegian offshore safety and environmental standards and be ready for first oil.  The estimated recoverable amount of the Yme project at March 31, 2012 had declined since December 31, 2011 and was less than its carrying value.  Accordingly, the Company recorded an impairment of $248 million after-tax ($978 million pre-tax) for the three month period ended March 31, 2012.  At June 30, 2012, the remaining book value associated with the Company’s investment in the Yme project is $644 million. No additional impairment was recorded during the three month period ended June 30, 2012 as there were no indicators of impairment. The Company will continue to assess the results of ongoing technical and economic evaluations in future periods.

During the six month period ended June 30, 2012, in addition to the Kurdistan and Yme impairments noted above, the Company also recorded impairment of $75 million in North America, of which $60 million relates to the assets sold as described in note 4, and $15 million related to a non-core natural gas property in North America resulting from a reduction in near-term natural gas price assumptions.

During the six month period ended June 30, 2011, the Company recorded impairment of $102 million in the North Sea in respect of PP&E and E&E assets as a result of a change in tax legislation announced by the UK Government in March 2011.

10. DECOMMISSIONING LIABILITIES

	Six months ended June 30, 2012	Year ended December 31, 2011
Balance, beginning of period	3,035	2,610
Liabilities incurred during the period	1	115
Liabilities settled during the period	(24)	(44)
Accretion expense (note 11)	44	76
Revisions in estimated cash flows	1	204
Change in discount rate	(52)	74
Assets sold	(27)	-
Balance, end of period	2,978	3,035
Expected to be settled within one year	49	53
Expected to be settled in more than one year	2,929	2,982
	2,978	3,035

Decommissioning liabilities have been discounted using a weighted average credit-adjusted risk free rate of 5.3% at June 30, 2012 (December 31, 2011 – 5.1%).

11. FINANCE COSTS

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Interest on long-term debt	61	60	121	121
Miscellaneous interest expense and other fees	9	1	24	15
Accretion expense (note 10)	23	19	44	38
Less: interest capitalized	(25)	(20)	(50)	(38)
	68	60	139	136

12. LONG-TERM DEBT

	June 30, 2012	December 31, 2011
Bank Credit Facilities	-	648
Commercial Paper	317	402
Tangguh Project Financing	93	97
Debentures and Notes (Unsecured):
US$ denominated	3,947	3,363
UK£ denominated (UK£250 million)	389	385
	4,746	4,895
Less: current portion	(324)	(410)
	4,422	4,485

On May 15, 2012, Talisman completed a $600 million offering of 5.5% notes due May 15, 2042.  Proceeds, net of the discount and issuance costs were $583 million. Interest on the notes is payable semi-annually.  The notes are redeemable at the option of the Company at a make-whole premium.   The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

During the six month period ended June 30, 2012, Talisman repaid $991 million of debt (2011 - $310 million repayment).

At June 30, 2012, $317 million of commercial paper was outstanding, the full amount of which is limited to the availability of backup funds under the Company’s $4.0 billion bank lines that are fully committed through 2014.

13. OTHER LONG-TERM OBLIGATIONS

	June 30, 2012	December 31, 2011
Accrued pension and other post-employment benefits liability	175	163
Deferred credits	20	25
Long-term portion of discounted obligations under finance leases	61	66
Long-term portion of share-based payments liability (note 14)	8	14
Acquired provisions	52	52
Other	32	26
	348	346

14. SHARE CAPITAL AND SHARE-BASED PAYMENTS

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued

Continuity of common shares	Six months ended June 30, 2012		Year ended December 31, 2011
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,021,422,470	1,561	1,019,290,939	1,480
Issued on exercise of stock options	558,753	6	7,500,131	175
Shares purchased and held in trust for long-term PSU plan	(1,120,000)	(13)	(5,368,600)	(94)
Shares released from trust for long-term PSU plan	4,859,037	88	-	-
Balance, end of period1	1,025,720,260	1,642	1,021,422,470	1,561
1.	Excluding aggregate shares held in trust for long-term PSU plan

Subsequent to June 30, 2012, 75,550 common shares were issued pursuant to the exercise of stock options and 182,000 common shares were purchased and held in trust for the long-term PSU plan resulting in 1,025,613,810 common shares being outstanding at July 27, 2012.

During the three month period ended June 30, 2012, Talisman declared and paid a semi-annual common share dividend of $0.135 per share for an aggregate dividend of $138 million.

Preferred Shares Issued

Continuity of preferred shares	Six months ended June 30, 2012		Year ended December 31, 2011
	Shares	Amount	Shares	Amount
Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:
Balance, beginning of period	8,000,000	191	-	-
Issued	-	-	8,000,000	191
Balance, end of period	8,000,000	191	8,000,000	191

On December 5, 2011, Talisman issued 8,000,000 Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 at a price of C$25 per share for aggregate gross proceeds of C$200 million.  Net proceeds, after deducting underwriting fees, were C$194 million ($191 million).

During the three month period ended June 30, 2012, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million, which was paid in June. During the six month period ended June 30, 2012, Talisman paid preferred share dividends of $5 million.

Share-Based Payments

	Options	Cash Units	Restricted Share Units (RSU)	Deferred Share Units (DSU)	Long-term Performance Share Units (PSU)

Continuity of share-based payment plans	Number of shares underlying options	Number of Units	Number of units	Number of Units	Number of units
Outstanding at December 31, 2011	59,092,044	9,461,164	404,683	394,655	11,219,027
Granted	8,178,650	2,507,520	89,154	175,194	10,648,360
Dividend equivalent	-	-	4,350	4,903	209,948
Exercised for common shares/settled	(558,753)	-	-	-	(4,672,151)
Surrendered for cash	(67,325)	(24,934)	(94,259)	-	-
Forfeited	(3,008,103)	(466,435)	-	-	(650,879)
Outstanding at June 30, 2012	63,636,513	11,477,315	403,928	574,752	16,754,305
Exercisable at June 30, 2012	44,127,039	7,029,682

Weighted average grant price	C$12.50	C$12.52	C$11.24	C$11.74	C$12.68

Subsequent to June 30, 2012, 75,550 stock options were exercised for shares, 10,800 were surrendered for cash and 1,107,211 were forfeited with 62,442,952 outstanding at July 27, 2012.  Subsequent to June 30, 2012, 160,593 cash units were forfeited with 11,316,722 outstanding at July 27, 2012.  Subsequent to June 30, 2012, 273,702 long-term PSUs were forfeited, with 16,480,603 outstanding at July 27, 2012.

During the three month period ended June 30, 2012, the Company recorded a share-based payments recovery of $31 million (2011 - $176 million recovery) in respect of the following plans: stock options - $44 million recovery, cash units - $6 million recovery, long-term PSUs - $18 million expense and RSUs - $1 million expense. The Company also recorded a DSU expense of $2 million and this is recognized in general and administrative expense within the Consolidated Statement of Income.  The share-based payments expense includes a cash payment of $1 million (2011 - $3 million) to employees in settlement of fully accrued share-based payments liabilities for stock options and cash units exercised in the period.

During the six month period ended June 30, 2012, the Company recorded share-based payments recovery of $72 million (2011 - $60 million recovery) in respect of the following plans: stock options - $72 million recovery, cash units - $5 million recovery, long-term PSUs - $4 million expense and RSUs - $1 million expense. The Company also recorded a DSU expense of $2 million and this is recognized in general and administrative expense within the Consolidated Statement of Income.

Of the combined obligation for cash-settled stock option, cash unit, DSU and RSU plans of $177 million (December 31, 2011 – $244 million), $169 million (December 31, 2011 – $230 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets and $8 million (December 31, 2011 – $14 million) is included in other long-term obligations.

15. FINANCIAL INSTRUMENTS

Talisman’s financial assets and liabilities at June 30, 2012 comprise cash and cash equivalents, accounts receivable, investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt (including the current portion) and risk management assets arising from the use of derivative financial instruments.

Fair Value of Financial Assets and Liabilities
The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair value of Talisman’s long-term debt at June 30, 2012 was $5.3 billion (December 31, 2011 – $5.5 billion) while the carrying value was $4.7 billion (December 31, 2011 - $4.9 billion). The fair values of all other financial assets and liabilities approximate their carrying values.

Talisman’s processes for estimating and classifying the fair value of financial instruments are consistent with those in place at December 31, 2011. The following table presents the Company’s risk management assets and liabilities measured at fair value for each hierarchy level as at June 30, 2012:

	Fair value measurements using
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Assets
Interest rate swaps	-	35	-	35
Commodity collars	-	14	-	14

Risk Management Assets, Gains and Losses

Derivative instrument	Balance sheet presentation	June 30, 2012	December 31, 2011
Assets
Interest rate swaps	Current assets	12	12
Interest rate swaps	Non-current assets	23	24
Commodity contracts	Current assets	11	30
Commodity contracts	Non-current assets	3	-
Risk management assets		49	66

The Company recorded a gain on held-for-trading financial instruments of $35 million for the three month period ended June 30, 2012 (2011 - $68 million gain) and a loss of $12 million for the six month period ended June 30, 2012 (2011 - $251 million loss).

Currency Risk

Talisman operates internationally and is therefore exposed to foreign exchange risk.  Talisman’s primary exposures are from fluctuations in the US$ relative to the C$, UK£ and NOK.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.  Talisman had no material outstanding foreign exchange forward contracts at June 30, 2012.

In respect of financial instruments existing at June 30, 2012, a 1% strengthening of the US$ against the other currencies to which the Company is exposed (C$, UK£ and NOK), with all other variables assumed constant, would have resulted in an increase of $6 million in the net income for the three month period ended June 30, 2012.  A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing at fixed rates exposes Talisman to reset risk (i.e. when refinancing at debt maturity).

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt.  At June 30, 2012, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. For the three and six month periods ended June 30, 2012, gains of $1 million and $4 million, respectively, were recorded.

In respect of financial instruments existing at June 30, 2012, a 1% increase in interest rates would have resulted in a $7 million decrease in the net income for the three month period ended June 30, 2012, principally related to the fair value of the interest rate swap.  A similar decrease in interest rates would have had the opposite effect.

Credit Risk

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  At June 30, 2012, approximately 95% of the Company's trade accounts receivable were current and the largest single counterparty exposure, accounting for 17% of the total, was with a highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties. The maximum credit exposure associated with accounts receivable is the carrying value.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman maintains appropriate undrawn capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results.  Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. The Company has in place a total of $4.0 billion bank lines that are fully committed through 2014, of which $317 million of the available capacity was used to backstop commercial paper outstanding as at June 30, 2012.  Available borrowing capacity was $3.7 billion at June 30, 2012.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At June 30, 2012, letters of credit totaling $1.7 billion had been issued under these facilities.

With the exception of commercial paper, the Company has no significant debt maturities until 2014.

Except for commodity price derivative contracts that mature as noted below, long-term debt detailed in note 12 and other long-term obligations detailed in note 13, all of the Company’s financial liabilities are due within one year.

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas, and natural gas liquids.  Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

The Company had the following commodity price derivative contracts not designated as hedges outstanding at June 30, 2012:

			Floor/ceiling
Two-way collars	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Jul-Dec 2012	20,000	90.00/148.36	9
Dated Brent oil index	Jul-Dec 2012	10,000	90.00/119.89	3
Dated Brent oil index	Jul-Dec 2012	19,000	90.00/104.05	(1)
Dated Brent oil index	Jan-Dec 2013	6,000	90.00/121.63	9
Dated Brent oil index	Jan-Dec 2013	10,000	90.00/101.91	(5)
				15

			Floor/ceiling
Two-way collars	Term	mcf/d	US$/mcf	Fair value
NYMEX	Jul-Dec 2012	47,468	2.37/2.98	-
NYMEX	Jul-Dec 2012	142,404	2.37/2.68	(2)
				(2)

Subsequent to June 30, 2012, the Company entered into a Dated Brent two-way collar for 2013 of 10,000 bbls/d with a floor of $90/bbl and a ceiling of $105.33/bbl. The Company also entered into a NYMEX gas two-way collar of 94,936 mcf/d for the remainder of 2012 with a floor of $2.37/mcf and a ceiling of $3.41/mcf.

In respect of outstanding financial instruments and assuming forward commodity prices in existence at June 30, 2012, an increase of US$1/bbl in the price of oil would have reduced the net fair value of commodity derivatives, thereby resulting in a decrease in net income of approximately $9 million for the three month period ended June 30, 2012.  A similar decrease in commodity prices would result in an increase in net income of approximately $10 million for the three month period ended June 30, 2012.  However, the net income would also be impacted by the effect of the change in the commodity price on underlying transactions and taxes.

16. CONTINGENCIES AND COMMITMENTS

Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York State area.  The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General’s own initiative.  Subpoenas have been issued to a number of companies, including Talisman.  The Company has been cooperating with the New York Attorney General in the investigation.  No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

Commitments

During the six month period ended June 30, 2012, the Company entered into contracts to secure long-term transportation and processing capacity in the Eagle Ford shale play, resulting in a total commitment of approximately $750 million over 15 years, of which approximately $350 million is expected to be incurred within the next five years. There have been no other significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2011. Refer to note 23 to the 2011 audited Consolidated Financial Statements for details of the Company’s commitments.

17. OTHER EXPENSES, NET

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Foreign exchange loss (gain)	(37)	5	(6)	45
Derecognition	6	6	12	12
Other	(12)	12	28	24
	(43)	23	34	81

18. INCOME TAXES

Current Tax Expense (Recovery)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
North America	-	2	(3)	4
North Sea	38	257	251	578
Southeast Asia	123	128	298	225
Other	57	49	105	72
Total	218	436	651	879

Deferred Tax Expense (Recovery)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
North America	(52)	(57)	(60)	(148)
North Sea	146	90	(596)	212
Southeast Asia	33	4	20	(7)
Other	(9)	(20)	(33)	(27)
Total	118	17	(669)	30

In March 2011, the UK Government announced that, from March 24, 2011, the rate of supplementary charge levied on ring fence profits increased from 20% to 32%. Supplementary charge is levied on ring fence profits in addition to the ring fence corporation tax rate of 30%, which remains unchanged. Consequently, there is now a combined corporation tax and supplementary charge rate of 62% for oil and gas companies with fields not subject to PRT and 75% to 81% with fields subject to PRT.  If the price of oil falls below a certain level (currently expected to be $75 per barrel) for a sustained period of time, the UK Government has indicated that it will reduce the supplementary charge rate back towards 20% on a “staged and affordable basis” while prices remain low.   As a result of this change, the Company recorded additional current income tax expense of $41 million in the three month period ended June 30, 2011.

19. SUPPLEMENTAL CASH FLOW INFORMATION

Items Not Involving Cash

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Depreciation, depletion and amortization	572	479	1,175	948
Impairment	73	-	1,126	102
Dry hole	65	36	125	140
Share-based payments recovery	(32)	(179)	(74)	(70)
Gain on asset disposals	(254)	(122)	(759)	(214)
Unrealized (gain) loss on held-for-trading financial instruments	(38)	(187)	-	85
Deferred income tax (recovery)	118	17	(669)	30
Foreign exchange	(33)	(8)	(8)	19
Other	16	8	35	10
	487	44	951	1,050

Other Cash Flow Information
	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Cash interest paid	65	63	129	120
Cash interest received	2	2	6	4
Cash income taxes paid	235	309	659	653

20. CASH AND CASH EQUIVALENTS

Of the cash and cash equivalents balance of $683 million, $483 million has been invested in bank deposits and the remainder in highly rated marketable securities with original maturities of less than three months.

21. SUBSEQUENT EVENTS

Sale of UK North Sea Oil and Gas Interests to Sinopec

On July 23, 2012, Talisman entered into a share purchase agreement (SPA) to sell 49% of its interest in Talisman Energy UK Limited (TEUK), which owns substantially all of Talisman’s UK assets, to Sinopec International Petroleum Exploration and Production Corporation (Sinopec) for cash consideration of $1.5 billion.  The consideration will be adjusted by the net cash flows earned by TEUK from the effective date of January 1, 2012 through closing of this transaction. In conjunction with the signing of the SPA, Talisman and Sinopec have agreed to enter into a shareholders’ agreement to operate TEUK as a joint venture.  Completion of this transaction is subject to specified conditions precedent, including regulatory approvals and government approvals from the United Kingdom, the European Union, and the People's Republic of China.  The transaction is expected to close by the end of 2012.

22. SEGMENTED INFORMATION

Talisman's activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other.  The North America segment includes operations in Canada and the US.  The North Sea segment includes operations and exploration activities in the UK and Norway.  The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea and operations in Australia/Timor-Leste. The Company also conducts operations in Algeria, operations and exploration activities in Colombia, and exploration activities in Peru, Poland, Sierra Leone and the Kurdistan Region of northern Iraq.  For ease of reference, the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of northern Iraq are referred to collectively as the Other geographic segment.  All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)				North Sea (2)
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of US$)	2012	2011	2012	2011	2012	2011	2012	2011
Revenue
Sales	330	448	693	852	770	1,167	1,715	2,255
Other income	18	13	39	36	1	5	4	10
Total revenue and other income	348	461	732	888	771	1,172	1,719	2,265
Segmented expenses
Operating	164	100	313	211	349	357	661	617
Transportation	25	14	48	30	18	23	38	46
DD&A	276	203	549	404	156	181	330	367
Impairment	-	-	75	-	-	-	978	102
Dry hole	10	1	21	3	18	2	17	77
Exploration	22	15	23	44	8	7	22	18
Other	5	(1)	34	6	11	5	21	14
Total segmented expenses	502	332	1,063	698	560	575	2,067	1,241
Segmented income (loss) before taxes	(154)	129	(331)	190	211	597	(348)	1,024
Non-segmented expenses
General and administrative
Finance costs
Share-based payments recovery
Currency translation
(Gain) loss on held-for-trading financial instruments
Gain on asset disposals
Total non-segmented expenses
Income before taxes
Capital expenditure
Exploration	29	55	62	138	57	54	57	105
Development	370	378	931	729	263	307	492	552
Exploration and development	399	433	993	867	320	361	549	657
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			7,109	6,740			5,141	5,809
Exploration and evaluation assets			2,200	2,370			368	538
Goodwill			133	140			866	866
Other			1,149	987			943	645
Assets held for sale			-	-			31	-
Segmented assets			10,591	10,237			7,349	7,858
Non-segmented assets
Total assets (5)
Decommissioning liabilities (5)			330	394			2,393	2,390

1. North America	2012	2011	2012	2011
Canada	206	300	435	590
US	142	161	297	298
Total revenue and other income	348	461	732	888
Canada			3,727	3,937
US			3,382	2,803
Property, plant and equipment (5)			7,109	6,740
Canada			1,163	1,207
US			1,037	1,163
Exploration and evaluation assets (5)			2,200	2,370

2. North Sea	2012	2011	2012	2011
UK	516	866	1,179	1,602
Norway	255	306	540	663
Total revenue and other income	771	1,172	1,719	2,265
UK			4,145	3,927
Norway			996	1,882
Property, plant and equipment (5)			5,141	5,809
UK			38	210
Norway			330	328
Exploration and evaluation assets (5)			368	538
5. Current year represents balances at June 30. Prior year represents balances at December 31.

	Southeast Asia (3)				Other (4)				Total
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of US$)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Revenue
Sales	581	442	1,195	828	169	159	336	253	1,850	2,216	3,939	4,188
Other income	-	-	-	-	-	-	2	-	19	18	45	46
Total revenue and other income	581	442	1,195	828	169	159	338	253	1,869	2,234	3,984	4,234
Segmented expenses
Operating	109	75	207	147	20	23	38	32	642	555	1,219	1,007
Transportation	13	13	27	28	2	2	4	4	58	52	117	108
DD&A	105	63	223	125	35	32	73	52	572	479	1,175	948
Impairment	-	-	-	-	73	-	73	-	73	-	1,126	102
Dry hole	31	33	34	57	6	-	53	3	65	36	125	140
Exploration	20	83	38	135	41	31	64	51	91	136	147	248
Other	(14)	1	(13)	4	(8)	12	(2)	12	(6)	17	40	36
Total segmented expenses	264	268	516	496	169	100	303	154	1,495	1,275	3,949	2,589
Segmented income (loss) before taxes	317	174	679	332	-	59	35	99	374	959	35	1,645
Non-segmented expenses
General and administrative									131	108	252	206
Finance costs									68	60	139	136
Share-based payments recovery									(31)	(176)	(72)	(60)
Currency translation									(37)	6	(6)	45
(Gain) loss on held-for-trading financial instruments									(35)	(68)	12	251
Gain on asset disposals									(254)	(122)	(759)	(214)
Total non-segmented expenses									(158)	(192)	(434)	364
Income before taxes									532	1,151	469	1,281
Capital expenditure
Exploration	27	79	40	128	68	25	124	41	181	213	283	412
Development	68	22	138	93	25	45	40	73	726	752	1,601	1,447
Exploration and development	95	101	178	221	93	70	164	114	907	965	1,884	1,859
Acquisitions									-	564	2	1,357
Proceeds on dispositions									(437)	(290)	(939)	(539)
Other non-segmented									37	28	68	44
Net capital expenditures									507	1,267	1,015	2,721
Property, plant and equipment			2,429	2,501			837	859			15,516	15,909
Exploration and evaluation assets			486	498			542	548			3,596	3,954
Goodwill			149	149			162	162			1,310	1,317
Other			632	560			840	788			3,564	2,980
Assets held for sale			-	-			-	-			31	-
Segmented assets			3,696	3,708			2,381	2,357			24,017	24,160
Non-segmented assets											49	66
Total assets (5)											24,066	24,226
Decommissioning liabilities (5)			211	208			44	43			2,978	3,035

3. Southeast Asia	2012	2011	2012	2011
Indonesia	293	284	609	533
Malaysia	165	113	323	228
Vietnam	12	16	38	36
Australia	111	29	225	31
Total revenue and other income	581	442	1,195	828
Indonesia			1,024	1,023
Malaysia			837	883
Vietnam			338	297
Papua New Guinea			45	47
Australia			185	251
Property, plant and equipment (5)			2,429	2,501
Indonesia			10	12
Malaysia			35	41
Vietnam			13	5
Papua New Guinea			428	440
Exploration and evaluation assets (5)			486	498

4. Other	2012	2011	2012	2011
Algeria	58	90	112	134
Colombia	111	69	226	119
Total revenue and other income	169	159	338	253
Algeria			281	284
Colombia			556	575
Property, plant and equipment (5)			837	859
Colombia			114	75
Kurdistan			250	303
Peru			120	133
Other			58	37
Exploration and evaluation assets (5)			542	548

5. Current year represents balances at June 30. Prior year represents balances at December 31.